Filed Pursuant to Rule 433

Registration No. 333-160645

Contact:	Liz Werner (Investment Community)
(O): (212) 770-7074

Mark Herr (News Media)
(O): (212) 770-3505
(C): (718) 685-9348

AIG ANNOUNCES U.S. DEPARTMENT OF THE TREASURY LAUNCH

OF OFFERING TO SELL UP TO $6 BILLION OF AIG COMMON STOCK

NEW YORK, March 7, 2012 – American International Group, Inc. (NYSE: AIG) today announced that the U.S. Department of the Treasury (Treasury) has launched an offering of $6 billion of its AIG common stock. Treasury will also grant an option to the underwriters for the offering to purchase an additional $900 million of its AIG common stock.

In connection with Treasury’s offering and as permitted by an authorization by the AIG Board of Directors, AIG has indicated to Treasury that it intends to repurchase shares of AIG common stock in the offering with an aggregate purchase amount of up to $3 billion at the public offering price. The Board authorization replaces all prior common stock repurchase authorizations.

In addition, AIG and Treasury have completed an agreement that provides for the repayment of the government’s remaining $8.5 billion preferred equity investment in the AIG-owned entity AIA Aurora LLC (AIA SPV) – a special purpose vehicle that holds ordinary shares in AIA Group Limited (AIA). The agreement also stipulates the release of certain collateral owned by AIG currently supporting repayment of the preferred interests in the AIA SPV: specifically, AIG’s interests in International Lease Finance Corporation (ILFC) and AIA Group Limited.

“The bottom line is this: the people of AIG have achieved another significant milestone in our progress toward our goal that American taxpayers recoup their entire investment in AIG at a profit,” said Robert H. Benmosche, AIG President and Chief Executive Officer. “With today’s agreement with Treasury on the AIA SPV, we are on a clear path to extinguish the AIA SPV and we will achieve a meaningful increase in our financial flexibility with the release of the extra collateral that was supporting the AIA SPV. We are very pleased with our progress to date and look forward to building on our momentum.”

The AIA SPV was created in December 2009 in exchange for a reduction in the debt that AIG owed the Federal Reserve Bank of New York (FRBNY) at the time. The original liquidation preference for the AIA SPV was $16 billion, which AIG succeeded in reducing by almost half since then. Under the terms of today’s announced agreement with Treasury, AIG is expected to pay down the remaining $8.5 billion liquidation preference, including accrued preferred return, of the AIA SPV from the following sources:

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$5.6 billion in expected proceeds from AIG’s recently announced sale of ordinary shares of AIA, which transaction priced on March 5, 2012, and is scheduled to close on March 8, 2012, subject to customary closing conditions.

180 Maiden Lane — New York, NY 10038

•	$1.6 billion in expected proceeds from the FRBNY final disposition of Maiden Lane II LLC securities announced on February 28, 2012, which AIG expects to pay the week of March 19, 2012.

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$1.6 billion in escrowed cash proceeds from AIG’s sale of its American Life Insurance Co. (ALICO) subsidiary to MetLife, Inc. that are expected to be released in two tranches: approximately $1.0 billion, subject to certain reserve amounts, by November 2012 and the remainder no later than May 2013.

Under the terms of the agreement with Treasury, following receipt of the proceeds from the AIA share sale and the Maiden Lane II portfolio disposition, Treasury will release security interests in other AIG assets that currently support repayment of its AIA SPV preferred equity interests. These assets include AIG’s remaining ownership interests in AIA and in its wholly owned subsidiary ILFC. AIG’s interests in Maiden Lane III LLC and the escrow holding the remaining proceeds from AIG’s sale of ALICO to MetLife will continue to support repayment of Treasury’s AIA SPV preferred equity interests until they are fully repaid, which AIG has committed to pay no later than May 2013.

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This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, no assurance can be given that the offering will be completed. These forward-looking statements reflect AIG’s current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except for AIG’s ongoing obligation to disclose material information as required by federal securities laws, it does not intend to provide an update concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date hereof.

AIG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that AIG has filed with the SEC for more complete information about AIG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, AIG, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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American International Group, Inc. (AIG) is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institutional, and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

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